

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
Mark E. Funk, Chief Financial Officer
Mobile Mini, Inc.
7420 S. Kyrene Road, Suite 101
Tempe, AZ 85283

> **Re: Mobile Mini, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-K/A for the year ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 1-12804**

Dear Mr. Funk:

We have reviewed your response to our comment letter dated May 20, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 1, 2013

Revision of Prior Period Financial Statements, page 50

1.   We have read your response to prior comment one of our letter dated May 20, 2013. Please explain why you have used a tax rate of 37.6% to determine the provision for income tax on your 2011 pick-up adjustment. In this regard, we note your disclosure on page 32 which indicates that your annual effective tax rate for 2011 was 35%. In addition, please reconcile the 2011 provision adjustment of $153 from supplemental page one to your footnote support found at the bottom of that page.

2.   Additionally, please provide a comprehensive analysis explaining how you have
        determined that the pick-up adjustment for 2011 was not material for restatement. In this
        regard we note that the adjustment had nearly a 5% impact on net income and had a
        greater than 5% impact on your basic earnings per share. Please reference SAB Topics
        1:M and 1:N in your response.

3.   Please explain why you have provided the error correction disclosures required by ASC
        250-10-50-7, while not indicating on the face of the financial statements that the amounts
        have been restated.

4.   Please tell us what consideration you have given to filing an Item 4.02 8-K.

5.   We note your response to our prior comment number two and we are unable to agree with
        your conclusions. We note you have revised your financial statements and provided the
        ASC 250-10-50-7 disclosures in your document. Hence, it appears you have concluded
        the adjustments were material to your financial statements and were required to be
        disclosed. Otherwise, it's unclear why you would provide the ASC 250 disclosures if
        you believed the amounts were immaterial. Accordingly, it continues to appear you
        should revisit your conclusions regarding your internal control over financial reporting.

6.   In addition, please further explain how you determined that you did not make a change
        which would constitute a change in internal control over financial reporting. Refer to
        Item 308(c) of Regulation S-K. It appears that your selection of an accounting policy
        which conforms with GAAP is a change.

Form 10-K/A filed April 30, 2013

Item 11. Executive Compensation, page 9

2012 Executive Compensation Key Components, page 14

Equity-Based Incentives, page 16

7.   Please see comment 5 of our letter dated September 13, 2010, and comment eleven of our
        letter dated August 12, 2010. In future filings, please disclose the EBITDA targets for
        both the performance-based equity grants and the yearly non-equity incentive plan in the
        years in which the Company's performance-based equity grants vested. See Item
        402(b)(vi).

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, Craig Slivka at (202) 551-3729 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief